February 9, 2026

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Megan Masterson

Kathleen Collins

Re:	Viant Technology Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Response dated January 9, 2026

File No. 001-40015

To the addressees set forth above:

This letter sets forth the response of Viant Technology Inc. (the “Company,” “Viant”, “we,” “our” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 26, 2026 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 3, 2025 (“Form 10-K”).

For your convenience, we have reproduced the comments of the Staff exactly as provided in the Comment Letter in bold and italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

1.

Please tell us your consideration to provide a quantified discussion of total advertiser spend. In this regard, on page 47 you state that you evaluate customers’ usage of your platform and assess your market penetration and scale based on changes in revenue, contribution ex-TAC and advertiser spend.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, consistent with the requirements of Item 303 of Regulation S-K, management considers and discloses matters in its periodic reports that are necessary to an understanding of the Company’s financial condition, changes in financial condition and results of operations, including factors that have had, or are reasonably likely to have, a material impact on the Company’s results of operations, financial condition, or liquidity.

Management has considered whether to provide a quantified discussion of total advertiser spend and concluded that such quantified discussion would not provide meaningful insight into the Company’s operating performance. Total advertiser spend is not a key performance indicator used by management to assess operating results, allocate resources, or make decisions regarding compensation.

Total advertiser spend also does not correlate to the economic value generated by customer activity on the Company’s platform. Advertiser spend represents the total amount billed to our customers for activity on our platform inclusive of the costs of advertising media, third-party data, other add-on features (collectively, “traffic acquisition costs” or “TAC”) and our platform fee that we charge customers.

A substantial portion of advertiser spend represents amounts that are passed through to third-party suppliers for media, data, and other costs, rather than revenue retained by the Company. As disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) under “Critical Accounting Policies and Estimates—Revenue Recognition”, the Company offers pricing options that result in revenue being recognized on either a net basis or gross basis depending on its level of control and responsibility in the transaction. For some transactions, we recognize revenue on a gross basis, which includes amounts incurred and payable to suppliers for TAC. For many other transactions, however, revenue is presented net of amounts incurred and payable to suppliers for TAC. Because total advertiser spend includes TAC in all cases, it does not consistently reflect the economic value that the Company actually captures from customer activity on its platform.

In addition, while management currently considers total advertiser spend as a qualitative indicator for the limited purpose of evaluating the Company’s penetration of the total addressable market, this qualitative assessment is distinct from evaluating operating performance. The Company’s disclosed revenue and contribution ex-TAC metrics already capture the drivers of total advertiser spend that are relevant to operating performance, making separate quantified disclosure of advertiser spend unnecessary. Separately quantifying total advertiser spend would not provide meaningful additional insight and, given our revenue recognition policy referenced above, would not reflect the economic value actually captured by the Company.

For these reasons, management uses revenue and contribution ex-TAC to assess performance across pricing options and to evaluate the economic value actually generated by customer activity on the platform. The Company believes that revenue and contribution ex-TAC are the key measures necessary for understanding and evaluating the Company’s financial performance.

If, in the future, management were to believe that total advertiser spend was necessary for an understanding of its financial condition, changes in financial condition or results of operations, or if management begins using it to manage or assess operational performance, the Company will include appropriate quantified disclosure in its MD&A. The Company will also clarify future MD&A disclosures to make clear that total advertiser spend is used for the limited purpose of evaluating penetration of our total addressable market.

If you have any questions or further comments about this response, please contact me by email at thook@viantinc.com.

Sincerely,

Viant Technology Inc.

By:	/s/ Tim Vanderhook
Name:	Tim Vanderhook
Title:	Chief Executive Officer

cc: (via email)

Ritesh Patel (Viant Technology Inc.)

Jenna Cooper (Latham & Watkins LLP)